UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 24, 2017

INTREXON CORPORATION

(Exact name of registrant as specified in its charter)

Virginia	001-36042	26-0084895
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS employer identification number)

20374 Seneca Meadows Parkway, Germantown, Maryland 20876

(Address including zip code and telephone number, of principal executive offices)

(301) 556-9900

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

On January 24, 2017, Intrexon Corporation (“Intrexon”) issued a press release announcing that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Intrexon, Intrexon GV Holding, Inc., a wholly owned subsidiary of Intrexon, and GenVec, Inc. (the “GenVec”). A copy of the press release is attached hereto as Exhibit 99.1 and incorporated into this Item 8.01 by reference. The information contained herein, including the attached press release, is furnished pursuant to Item 8.01 of Form 8-K and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as may be expressly set forth by specific reference in such filing.

Safe Harbor Statement

This Current Report on Form 8-K, including Exhibit 99.1, contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Intrexon or GenVec, the management of either such company, the proposed transaction between Intrexon and GenVec, or the future development of gene delivery technology and gene therapies as a result of the transaction, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Intrexon and GenVec undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the biotechnology industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents Intrexon and GenVec have filed with the U.S. Securities and Exchange Commission (the “SEC”), risks related to the development of gene delivery technology and gene therapies, as well as the possibility that (1) Intrexon and GenVec may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the business and technologies of Intrexon and GenVec; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with third parties or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by Intrexon and GenVec. Neither Intrexon nor GenVec gives any assurance that either Intrexon or GenVec will achieve its expectations.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Intrexon and GenVec described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. All forward-looking statements included in this document are based upon information available to Intrexon and GenVec on the date hereof, and neither Intrexon nor GenVec assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It

This Current Report on Form 8-K, including Exhibit 99.1, relates to a proposed transaction between GenVec and Intrexon, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by Intrexon. This document is not a substitute for the registration statement and joint proxy statement/prospectus that Intrexon will file with the SEC or any other documents that GenVec or Intrexon may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by GenVec or Intrexon through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus, once it is filed, from GenVec by accessing GenVec’s website at ir.genvec.com/all-sec-filings or upon written request to ir@genvec.com.

Participants in Solicitation

Intrexon, GenVec and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from GenVec’s stockholders in connection with the proposed transaction. Information regarding GenVec’s directors and executive officers is contained in the proxy statement for GenVec’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on September 12, 2016. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing GenVec’s website at ir.genvec.com/all-sec-filings. Information regarding Intrexon’s executive officers and directors is contained in the proxy statement for Intrexon’s 2016 Annual Meeting of Stockholders filed with the SEC on April 29, 2016. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Intrexon’s website at www.dna.com. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Press Release, dated January 24, 2017, issued by Intrexon Corporation and GenVec, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTREXON CORPORATION

By:	/s/ Donald P. Lehr
Donald P. Lehr
Chief Legal Officer

January 24, 2017

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release, dated January 24, 2017, issued by Intrexon Corporation and GenVec, Inc.